UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant's name into English)

Kiryat Weizmann Science Park 3 Hasapir Street, Building 3, PO Box 370 Rehovot 76100, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

XTLbio announces the closing of the License and Asset Purchase Agreement with VivoQuest Inc.

Bolsters anti-HCV pipeline; Adds innovative small molecule chemistry capabilities

XTLbio to hold conference call today, Wednesday, September 21, at 1:00pm UK
(3:00pm Israel time and 8:00am NY time)

Rehovot, Israel, Wednesday, 20 September 2005: XTL Biopharmaceuticals Ltd. (LSE: XTL; NASDAQ: XTLB) (“XTLbio”) announced today the closing of the License and Asset Purchase Agreement which was previously signed with VivoQuest Inc. (”VivoQuest”) in August 2005. Following the closing of these agreements, XTLbio has an exclusive license to VivoQuest’s intellectual property and technology, including promising HCV compounds and VivoQuest’s proprietary compound library. In connection with the closing, XTLbio made an up-front payment of approximately $1.4 million, which was satisfied through the issuance to VivoQuest of approximately 1.3 million XTLbio ordinary shares. All other amounts to be paid to VivoQuest in connection with this transaction will be subject to the achievement of certain milestones relating to successful development and commercialization of the VivoQuest assets.

XTLbio also announced that members of the VivoQuest’s US-based R&D team have joined XTLbio. The team that joined XTLbio specializes in a breakthrough small molecule chemistry technology known as Diversity Oriented Synthesis (“DOS”). The team is lead by internationally recognized figures in DOS, including the founder of the Chemistry Laboratory at the Harvard Institute of Chemistry and Cell Biology, where DOS was originally developed.

XTLbio will focus this R&D team on rapidly advancing the development of anti-HCV compounds licensed from VivoQuest. These compounds were originally discovered using DOS technology, and a number of these compounds have already shown significant activity in preclinical model systems, which is equal to or greater than the most promising compounds in clinical development against HCV.

XTLbio is also pleased to announce that two members of VivoQuest's Scientific Advisory Board, Dr. David Ho and Dr. Charles Rice, have agreed to serve as scientific advisors to XTLbio.  Dr. Ho, a scientific co-founder of VivoQuest, is Scientific Director and CEO of the Aaron Diamond AIDS Research Center and is one of the world's foremost experts in the treatment of viral diseases. Dr. Ho was named Time Magazine's "Man of the Year" in 1996 for his ground-breaking work in antiviral research. Dr. Rice is Head of the Laboratory of Virology and Infectious Diseases at Rockefeller University, and one of the world’s preeminent figures in Hepatitis C research.

Ram Waisbourd, VP of Business Development, who led the XTLbio transaction team, commented: “We worked very hard to identify and consummate a high quality HCV opportunity. There is very limited supply of small molecule HCV portfolios that have multiple families with multiple compounds with activity against HCV. We are also proud of the deal structure employed, in which we have minimized the cost and risk to the XTLbio shareholders by deferring all but the up-front payment of a little over $1 million until successful milestones are achieved in the development and commercialization of the VivoQuest program.”

Michael Weiss, Chairman of XTLbio, commented: “We are delighted to bring VivoQuest’s world-class chemistry team on board, and to have Dr. Ho and Dr. Rice join XTLbio as scientific advisors. With the conclusion of the VivoQuest agreements, XTLbio is well positioned to aggressively advance VivoQuest’s HCV program. This program has already identified a number of candidates that pre-clinically compare very favorably with the most promising anti-HCV compounds in clinical development today."

XTLbio will host an investor conference call today, Wednesday, September 21, 2005, at 1:00pm UK time (3:00pm Israel time and 8:00am NY time) to discuss the VivoQuest transaction and provide an update on XTLbio’s other programs. In order to participate in the conference call, please call 800-895-1549 (if calling from the U.S.) or +1-785-424-1057 (if calling from outside the U.S.). The call-in ID is "XTL".

The audio recording of the conference call will be available for replay at www.xtlbio.com, for a period of 15 days after the call.

Contacts:

XTLbio
Jonathan Burgin, Chief Financial Officer  Tel: +972 8 930 4440

About XTL Biopharmaceuticals Ltd.
XTL Biopharmaceuticals Ltd. (XTLbio) is a biopharmaceutical company developing drugs against hepatitis. Established in 1993, XTLbio became a public company in 2000 and its ordinary shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange under the symbol XTL, on the Tel Aviv Stock Exchange, Israel and on NASDAQ under the symbol XTLB.

Cautionary Statement

Some of the statements included in this press release may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the US Private Securities Litigation Reform Act of 1995. Among the factors that could cause our actual results to differ materially, and therefore affect interest by investors in our ADR’s, are the following: (1) preliminary results of pre-clinical tests on the HCV compounds and proprietary compound library licensed from VivoQuest do not necessarily predict the final results, and promising results in pre-clinical or early clinical testing might not be obtained in later clinical trials; (2) the early activity of DOS technology in preclinical model systems does not necessarily predict the final results, and the DOS technology may not continue to obtain results equal or greater than the most promising compounds in clinical development against HCV; and (3) other risk factors identified from time to time in our reports filed with the various regulatory bodies. Any forward-looking statements set forth in this press release speak only as of the date of this press release. We do not intend to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof. This press release and prior releases are available at www.xtlbio.com. The information in our website is not incorporated by reference into this press release and is included as an inactive textual reference only.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: October 2, 2005	By:	/s/ Jonathan Burgin

Jonathan Burgin Chief Financial Officer